Filer: Vishay Intertechnology, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933
                                     Subject Company: General Semiconductor, Inc


                           VISHAY INTERTECHNOLOGY INC
                         Second Quarter Conference Call
                                 August 1, 2001
                             11:00 a.m. Eastern Time

Moderator         Ladies and gentlemen thank you for standing by. Welcome to
                  Vishay's second quarter 2001 conference call. At this time all participants are in a listen only mode. Later we will be having a question and answer session. Instructions will be given at that time. As a reminder this conference is being recorded.

                  I would now like to turn the call over to the Chief Financial Officer, Mr. Richard Grubb. Please go ahead sir.

R. Grubb Thank you for joining us here at Vishay's second quarter financial conference call. We're sorry for the delay but you understand that Vishay had a significant announcement about its potential merger with General Semiconductor. Yesterday we had the announcement of the closing of the deal with Infineon and we'd like to cover all those points plus talk about the financial results for this quarter and some indications for next year.

                  Joining me today as usual is Dr. Felix Zandman, Chairman and CEO of Vishay, our Vice Chairman, Avi Eden, and our merger and acquisition guy, and Dr. Paul, our President and Chief Operating Officer. I will go through some of the major points of the quarter and Dr. Paul, Dr. Zandman, maybe Avi will elaborate on some of the acquisitions and general conditions of the industry and our business as we go forward.

                  As you know today Vishay reported operating earnings per share of $0.28 per share. This was $0.05 better than the average first call estimate of $0.23. As previously announced during last quarter earnings conference we recorded restructuring charges of $29 million for closing the plants both in the United States and Europe. We also recorded the charge of $20 million for the write down of market value for tantalum ore.

                  As explained in our earnings press release we had built up a reserve of tantalum ore to hedge against shortages in our China suppliers processing plant. The market value of ore has come down in recent months to a more normal level therefore we charge current earnings for that and we do not anticipate any repeat of this charge down.

                  Net sales of $383 million for the quarter represent a decrease of 37% over last year's second quarter. You should also note that the dollar has continued to strengthen in this quarter as it did in the first and we had a negative effect on the top line of $20 million. Gross margins, operationally that is, excluding charges for the ore, for the quarter were 31.5% as compared to 41.5% for the second quarter of last year. This is a little bit better than we anticipated and I think the effort in our special product divisions enabled us to maintain a hefty gross margin.

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                  Selling and general administrative expenses were 16.7% of
                  sales as compared to 12.1% for last year's second quarter. This is also cause for the lower sales that we have. Interest expense for the quarter was $4 million while interest income was $4.2 million. The effective tax rate we are currently projecting is 25% for the year. The actual rate applied in the second quarter is distorted due to non-deductibility for tax purposes of some of the restructuring charges taken in this quarter and of course the increase in the rate from 22% to 25%.

                  As indicated on our news release we will incur approximately $70 million of total restructuring charge for the year 2001, which the majority will be non-cash. Our cash balance at June 30, 2001 was $452 million. Our long-term debt of $303 million consists primarily of the 3% convertible bond issue in May of this year. Passive components revenues accounted for 66% of the total revenues for this quarter. Active components for our semiconductor division's revenues accounted for 34% of total revenues for this quarter. Passive components operating income accounted for 79% of the total operating income for this quarter while our active components our semiconductor division operating income accounted for 21% of the total income for this quarter.

                  Our backlog for June 30th stands at $343 million. Some other points of interest are grant income continues to be high at $5 million a quarter. On our deferred grant income as of June 30th, this is income that's going to come in over the next four years, is $54 million. Cash generated from operations was approximately $50 million and capital expenditures for the quarter were $42 million. Depreciation and amortization for the quarter was $43 million.

                  Total head count as of June 30, 2001: Vishay stands at 18,850 employees down from 22,740 employees at January 1, 2001 reflecting the restructuring that we anticipated in the first quarter, second quarter and the remainder of this year. We intend that to be going down further.

                  Thank you for your attention. I think Dr. Paul wants to go into some of the more details and of course at the end of the conference call we will answer all your questions. Dr. Paul?

Dr. Paul Thank you Dick. I will report about the operation highlights as usual of another difficult quarter for the market and also for Vishay. The business continued to be soft and we saw again a low level of activity in North America and also in Asia. Europe also started to get weaker. On the other hand inventories at distributors have started to reduce since May. Some inventory build still in the first quarter but since May it's being reduced.

                  We also saw a reduced level of cancellations. Our specialty business has continued to hold up relatively well. The relatively low orders of quarter one impacted the quarter sales in the quarter negatively. As Dick indicated we achieved $383 million sales in the quarter versus $559 million in the prior quarter and $613 million in the prior year. This is equivalent to a decrease year over year of 37% and versus prior quarter of 31%.

                  Also the ASP's selling prices started to decline again. We saw a weighted average of minus 4% versus prior quarter but the ASP still were on the level of prior year. As you know only the commodity product part of Vishay is concerned. The order level in the second quarter has been suppressed quite

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                  severely. We only saw $28 million of net orders equivalent to a book to bill of 0.6. Our specialty part of the business is part of the whole business of $360 million annualized show a book to bill of 0.75 doing much better. Altogether the backlog is approximately three months or $343 million as Dick also indicated.

                  June is quite flat again. We see no signs of an upturn or downturn. I think we can say we've stabilized at the low level. Commenting on the operation results versus prior year I would like to say we have achieved an operating margin of $34 million or 9% versus $177 million or 29% in the prior year and this includes a massive write down of tantalum ore as Dick was indicating. The ASP's versus the prior year were stable as I indicated, volume down by 36% and of course we were hurt by substantially higher costs for palladium and for tantalum powder.

                  Bringing down production to more adequate levels we also had some labor inefficiencies. On the other hand our cost reduction program started to show the combined fixed overhead including commissions versus prior year was down by $10 million. If you compare this quarter with the first quarter of the year 2001 we achieved in the last quarter $124 million operating margin or 22%. ASP's, I indicated also, were down versus prior quarter by 4% and the volume was down by 28%. Also versus the first quarter we had substantially higher costs for palladium, $2 million, and for tantalum powder, $10 million. We also versus the first quarter had increased inefficiencies due to the reduction of the production capacities. The combined fixed costs again including commissions were lower by $12 million.

                  Other operation highlights: the inventory returns continued to be impacted by lower sales and increases in finished goods and raw materials. We just achieved 1.9 turns and we increased again our inventory by $21 million, $30 million came from raw materials and $8 million from process and finished goods. Most of the increases predominantly came from tantalum caps. The capacities for commodity product had to be corrected downward again.

                  We have reduced the headcount since December 2000 by 12%, the variable labor by 20% and the fixed overhead by 8%. Of course we stopped overtime and we reduced hours per shift and we minimized the utilization of subcontractors.

                  We are on the way to reducing our capital spending from the $230 million last year to approximately $150 million. We still have to spend money for carryovers, cost reduction of course and new products. Capacities for commodity products are utilized between 35% and 60% these days depending on the line.

                  We continue to improve the on-time delivery performance; we presently run at 90% and we are implementing a further program to reduce fixed overheads beyond what we have done already. We have announced a closing of Sanford, Roanoke and Tours, which will reduce our costs on an annualized basis between $20 million and $25 million. The share of headcount in low labor countries dropped from 57% to 54% just due to the capacity adaptations but our restructuring effort will re-enhance the situation substantially. The target still remains to achieve 70% in low labor countries as a next step.

                  Going through the various product lines let me start out as usual with resistors and inductors. They showed also in the second quarter solid financial performance despite a declining market. The acquisitions of Spectrol and EFI

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                  are integrated, I can say that and they are further
                  strengthening the specialty product segment of our business.

                  We achieved sales of $117 million, 20% below prior year and 25% below prior quarter. The gross margin of resistors and inductors continued to run at a respectable level I would say of 32% of sales, on the other hand 25% below prior year. The commodity part of the business really suffers from the downturn in this portion like resistor chips, like chip arrays, which have a book to bill of 0.5. On the other hand the specialty part of the business, which is quite strong in resistors are doing much better, the book to bill was 0.8 but these products are sold into different markets like automotive, like industrial segments predominately and also quite strong to Europe, which was better. Also for these products as you know we don't see any price pressure normally and so also not today.

                  The backlog of the total resistors inductors business is at a reasonable level of three months. On the other hand the relatively low orders of the first half will impact negatively the sales in the quarters to come and our restructuring has to continue and will continue. Good news is that the material prices, which went up last year quite substantially for resistors are approaching again the '99 levels.

                  Talking about ceramic multi-layer capacitors we must say that the low orders of the first and second quarters especially in this line were leading to a substantial drop of sales. We just achieved $40 million sales, which is 32% below prior quarter and 18% below prior year. The gross margin dropped to a level of 24% of sales. The profitability was impacted negatively versus prior year by the palladium price, which went up 60% and a substantial drop in the volume of 33%. On the other hand the selling prices versus prior year were up by 22% but some were down versus the prior quarter.

                  Continued cancellations had to be noted and impacted. The order level in the quarter book to bill was 0.3 only. The low net orders of the first half also in this case will lead to some further reduction of revenues in the quarters to come. The capacity utilization is down to 40%. It's very important at this step to close Roanoke. The closing of the Roanoke facility will enhance the profitablities substantially. We will save fix costs; we will produce more in Israel at lower costs.

                  We also will in fact enjoy some reduction of the palladium price in the fourth quarter and we have introduced to production an MPO ceramics with only 5% palladium content for Germany. We are going to expand that program, which will also help us to save money to a large extent.

                  Tantalum capacitors continue to suffer. There is a continued severe downturn of mobile telephones and PC's and this impacts in particular also tantalum capacitors. There are still substantial inventories at customers. We achieved sales in the quarter of $63 million, 54% below prior quarter and 64% below prior year. Still we have seen cancellations from OEM's, from distribution and CM's. The backlog is at a level of 2.5%. Book to bill was weak in the quarter just 0.3 like MLCC's.

                  The gross margin has been reduced to 24% of sales, which is 85% below prior year but you remember last year for tantalum capacitors was an unprecedented case. ASP's volume and higher cost for tantalum powder of course contributed

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                  to the decline of the profitability but it has to be noted
                  that the quarter as Dick was mentioning before especially for tantalum, was burdened by a one time effect of the massive write off of the ore.

                  ASP's for mode capacitors started to decline, 17% versus prior quarter and 11% down versus prior year. On the other hand we do have substantial price increases for leader tantalum capacitors and our specialty product the coated tantalum chips. The closing of Tours and especially the closing of Sanford manufacturing will substantially enhance the profitability of tantalum capacitors of this line. On the other hand we will keep Sanford as a competency center.

                  Coming to semiconductors I would like to comment on Telefunken, diodes, transistors and opto products. The weakness of the economy mainly hits the diodes and transistors business to a lesser extent opto. Sales were $59 million in the quarter, 24% below prior quarter and 28% below prior year. Gross margin came down to a level of 25% of sales. Backlog is there for approximately three months. The book to bill was
                  0.8. The ASP's for commodity products are relatively stable. We just see a decline of 3% versus prior year. We do expect some increased price pressure especially for small signal dials in the quarters to come.

                  The capacities in this product line are also adapted to the present level of requirement. We utilize approximately 60%. Very important for this product line is the recent acquisition of Infineon's infrared business. This will strengthen Vishay's market position in semiconductors in general. It will also enlarge the product range by specialties, quite strong in specialties. And we will also substantially increase the market share for opto couplers. We were a small player before in couplers, just 3% of the world market. We will come up to 14% or 15% of the world market by this acquisition.

                  There are major synergies concerning costs. And there are also major synergies in technical programs. These synergies we are going to exploit fast in the quarters to come or very soon.

                  Concerning Siliconix, still this division suffers very much by the slowdown of the mobile phones and PC's business. For Siliconix all the geographical markets are negatively impacted. They achieved sales of $74 million, 17% below prior quarter and 39% below prior year. We have seen a reduced level of cancellations but the order level is still weak. We saw a book to bill of 0.8 like at Telefunken. The backlog has been reduced to 2.4 months and also this product line will see further reduction of the business in the coming quarters.

                  The capacities are adapted. Utilization are 60%. We minimize subcontractors. The fixed overhead costs without depreciation have been reduced by 15% versus prior year and we will continue to reduce overhead. The gross margin runs at the level of 28% of sales, which is substantially 63% below prior quarter, which was the best year ever on the other hand. Siliconix is a good division. We see unbroken innovation, and Siliconix is a very good supplier to the market. They have the respect of their customers. We continue to be sure that the next upturn will be first seen in Siliconix.

                  As I said in the beginning we are living through difficult times but based on our financial strength, the strength of Vishay and our product portfolio, I'm sure we will weather this downturn like we have done this before. This is also the time,

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                  and I wanted to get this across, to refocus the company and to streamline for more productivity in all our segments. It's also the time for increased efforts in the area of product innovation and the time for synergistic acquisitions like Tansitor, like Infineon and we are going to talk about General Semi. I am sure that as usual Vishay will come out of this downturn even stronger. Thank you.

Dr. Zandman       I am Felix Zandman.  I am the Chairman of the Board and the
                  CEO of Vishay. I would like, as is customary, to wrap up this discussion. You've heard a lot of numbers but I would rather speak about the strategy of Vishay. I will pick only these two numbers, one is operationally we made $0.28, which is not very good but it's not bad either in time of great distress and our sales of $404 million including the exchange rate is close to what was expected like $410 million.

                  The strategy of Vishay from the beginning consisted to make Vishay a powerhouse concerning passive components. We have achieved that by becoming the largest, the widest manufacturer of passive components in Europe and the United States. Three years ago we decided to enter the area of semiconductors or discrete semiconductors in particular. To do that we have made one false start with Lite-on and we saw some profit.

                  The next thing was terrific for us: we acquired Temic. Temic was composed of two divisions really, Siliconix and Telefunken. They had discrete component but also they had a lot of integrated circuits. At that time the company decided to sell the integrated circuits to Atmel because we didn't believe it had a strong presence there and we didn't believe we could master all that at the same time. But if you remember we left with us two integrated circuits. One is IRDC, which is the transceiver used in telephones for connecting for infrared in a wireless way in all kinds of devices, especially printers, computers, camera and things like that and also Power ICs, which was a portion of Siliconix. We didn't want to sell that because we believed that it also had a future. We maintained those two fully knowing that it was going to be a risk but we wanted to try it out.

                  It turns out now that by our next steps in terms of increase of the presence in the discrete semiconductors we have acquired two companies, well targeted. One is Infineon and the other General Semiconductors. The Infineon Infrared acquisition not Infineon itself, it's a separate very large company, but the infrared group we acquired and by doing that together with what we had before from Temic we became number one worldwide in transceivers, the largest in the world including Japan and became number two in opto-couplers, which are also used in many applications also worldwide. There are many synergies there like Gerald Paul said and the acquisition is accretive and we're extremely happy about it.

                  Concerning the second acquisition, which we announced this morning, this is General Semiconductors, which also is accretive. The synergies are tremendous. The company has a very strong position in the market concerning diodes, special rectifiers and recently entered also into the area of Power MOS, which is complimentary to our Siliconix division. By putting together General Semi and Vishay Siliconix and Telefunken all of a sudden by looking at the map of different producers worldwide we will become number one in diodes worldwide, number one in rectifiers worldwide, number two of discrete semiconductors also worldwide after Toshiba.

                  The sales of General Semiconductor last year were $530 million of course they suffer like everybody else. It's a downturn but we have no doubt about it that it

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                  will come back to that and to much higher sales together with
                  Vishay because of the enormous synergies we can reduce costs tremendously, our marketing, our PR, our position worldwide. I think this is just like having gold. The products are absolutely complimentary.

                  Concerning Power MOSFETs, also we are very happy about their presence in this particular area because they have developed $200 million cells per square inch concerning the Power MOSFET, which is the most performing unit worldwide. I think they out performed us. I must admit that. Concerning Power ICs, it will be addition to our own Power ICs and all of a sudden Vishay is also in the area of Power ICs will become somebody and will have a future in this area.

                  The question probably is what is after that? Lots of time was spent thinking about it. At this point Vishay becomes a very strong force in discrete semiconductors, number two worldwide. We are very strong in passive components. Of course there are all kinds of areas which we would like to still acquire to get deeper into the different markets of those components but there is time now to think also about the next steps, which quite likely will be in the integrated circuits like IRDC and Power ICs where we have a base presently.

                  Now is the time to acquire companies because times are bad, our financial position is very strong, we have the means to acquire and we have the desire to do it. I think we have shown in the past that we know more or less how to handle that and we intend to continue in that direction. Thank you very much. We are open for questions.

R. Grubb          Okay.  Thank you.  Questions please?

Moderator         Certainly.  Our first question is from the line of Jerry
                  Labowitz with Merrill Lynch.  Please go ahead.

J. Labowitz       Vishay has always been very sensitive to reducing costs
                  particularly in a difficult environment as you're doing now but going forward as Gerald mentioned about streamlining further if we look out over the next year how much production can we see from low cost countries compared to where we are today and how many facilities do you have as a company right now if we include the two latest, the acquisition that's pending and the acquisition you just closed and what would you see going forward a year from now?

Dr. Paul As a matter of fact at the moment we have approximately 60 and there will be a few plans on top of that. As we know there will be one for Infineon and there will be as far as I understand it approximately four, I would say, and as a matter of fact we continue to move to a low cost labor countries. Traditionally Vishay goes approximately by 5% of the workforce per year. Infineon is 100% immediately low labor countries but of course as I understand we still have to study it of course. Also General Semi will give us chances to do things like that.

J. Labowitz       How much a year employees right now are in low cost
                  countries roughly?

Dr. Paul          Sixty percent roughly.  We have 40% level in high labor.
                  Each acquisition changes the number of employees as you can imagine. This does not include Infineon. Infineon will bring the level and high level down of course immediately because it's only low labor but then comes the next step.
                  I think a rate of 5% per year is a reasonable rate, which we can digest in traditional Vishay

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                  but maybe the acquisitions give us a higher speed.

J. Labowitz       Okay.  Thank you.

Moderator         Our next question is from the line of Sean Severson with
                  Raymond James. Please go ahead.

S. Severson       Good morning gentlemen.  Congratulations on your quarter in a tough environment. I wanted to ask if you had seen any additional opportunities outside of this discrete semiconductor area that you had pursued actively. I know that you had mentioned some but could you expand on what other areas, you still have a very strong balance sheet, if you kind of prioritize the top two or three places you want to be?

Dr. Zandman       In principal no.  We would like to be in components but in the components area very often, if you are going to see an opportunity in an area completely not related we will not enter despite the fact that we have a strong balance sheet. There is so much opportunities in our area. The semiconductor area alone is $146 billion market. It's enormous. And the passive components is an enormous market, around $40 billion. Why get out in areas where we don't know anything about? I'll take this area now but in this area definitely will continue to look for.

S. Severson       Could you give us your best guess, I know it's tough,
                  but how the selling price erosion is likely to continue throughout the rest of the year? If you could give us a guess on what you'd expect in the commodity areas into the third quarter. If you expect that will be sort of the end of it and then fourth quarter should be flatter than the third quarter, a little more color on that sequence.

Dr. Paul Sorry I could hardly hear you but I would say we are coming back more to normal times. When the market restarts we'll be at the lower level so we expect for commodities but again I repeat only for commodities, for specialties, which is 1/3 of our business more or less it will not happen. There is no price decline. For this I expect something like 3% to 5% per quarter for some time.

S. Severson       Thank you.

Moderator         Our next question is from the line of Thomas Hopkins with Bear
                  Stearns. Please go ahead.

T. Hopkins        Good afternoon everyone. I joined the call late could
                  you just give me the overall mix of semiconductors and passives for the quarter and then with Infineon and General
                  Semiconductor where would you see the mix by say the end of the year in sales and operating income.

Dr. Zandman       Gerald, why don't you answer that.

Dr. Paul          Dick gave the numbers before I think.

R. Grubb Let me give you them again. The split between the revenues for the quarter was passive electronic components, 66%, 34% for semiconductors, and as far as earnings for the quarter the passive accounted for 79% of the operating income without the $20 million charge.

G. Paul I think it would be more like one to one. It's a little bit even more

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                  semiconductors at the end of the year in terms of sales. In terms of profits those levels have come very much the same so I would also suspect that they contribute more or less equally, somewhat more by semiconductors I would say.

T. Hopkins        Okay I just want to be clear.  So the operating income in
                  the quarter was 79% passive and 21% semiconductors?

G. Paul           Because of different sales.

T. Hopkins        Right.

G. Paul Net sales we catch up to more 50/50 scenario. A little more semiconductors I would say.

T. Hopkins        You think that operating income would be equivalent by the end of the year between the two segments?

Gerald            Hard to guesstimate but this would be my guess.

T. Hopkins        Okay.  Historically we've seen that price pressure is a
                  little bit more in the semi area than it is in passives just because the dollar content of semiconductors is so much higher for the customer than passives. How do you think about that going forward with the mix changing?

G. Paul I don't think so to be honest. I see in Telefunken at the moment a much smaller price pressure than we see in MLCC's. It really depends. On the other hand it's true that on Power MOS it's a substantial price pressure. The only reason why passives could suffer less is that the share of specialty products at the moment in passives is higher.

T. Hopkins        Okay.  Great.  Thanks very much.

Moderator         Our next question is from the line of Shelby Fleck with Morgan
                  Stanley. Please go ahead.

S. Fleck I was wondering if you could just compare and contrast this downturn with a period back in late '98 and the Asian crisis. Were the book to bills in ceramics and tantalum as depressed as they are now? How did the pricing pressure compare with what you're seeing?

Dr. Paul Concerning the downturn, how severe it was, this is more severe. On the other hand let's also face last years up turn and the inventory built in the pipeline was also much, much bigger. I think on the passive standpoint it's better to compare this scenario with 1995 and 1996, which also was not as severe but it's more comparable. From a pricing pressure standpoint we don't know yet. The market hasn't really restarted yet. I expect practically the same kind of a price pressure as we have seen typically after such kind of downturns.

S. Fleck          And that would be in the 3% to 5% range for the quarter?

Dr. Paul          Yes.

S. Fleck          Okay.  Thank you.

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F. Zandman        I would like to answer something here to the previous
                  question concerning profitability. What concerns the main line of Vishay means passive components and most of the active components is exactly like Gerald said however there are some segments there whereby the profitability is much higher than semiconductors especially in Power ICs, IRDC and MOSFETs. Profitability is much higher but at the same time the price erosion is much faster and that's the reason why new products are being introduced much faster in this area. The business acts somehow differently than in the main area of commodity products.

Moderator         Our next question is from the line of John Harris with UBS
                  Warburg. Please go ahead.

J. Harris         Good morning.  In discussing the General Semiconductor deal could you talk about what incremental product categories they bring to you, what the overlap is with your existing business and what the assumptions are underlying your accretion estimates?

Dr. Zandman       What we can say is the following: we produce diodes, and
                  they produce diodes. General Semi is much, much stronger than we are in diodes but it's also complimentary because
                  Vishay is extremely strong in what is called the milk diodes that's the round devices as opposed to square devices. In rectifiers we are almost nothing and General
                  Semi is essentially everything. In Power MOSFETs we are extremely strong; they are just a supplement for the future. What concerns synergies are quite obvious is SG&A and engineering and especially purchasing, tremendous energies in purchasing. When you put this together the cost of materials is much less and we just indicated there that it's going to be strongly upward of $50 million a year synergies. That's what you can see immediately. But of course this has to be studied very carefully; step-by-step as we do it for restructuring and putting people together and things like that but we believe a minimum of $50 million we are looking at.

J. Harris         How about in terms of a revenue contribution going forward?

Dr. Zandman       Their sales last year were $530 million.  This year like
                  everybody else is going to drop. If you make an annual rate we don't know how it's going to end up, probably at $350 or something like that but this is just a temporary flash in the pan. It just a matter of synergies turns up again it's going to come back to this number and higher.
                  If you look at Vishay last year it was $2.5 billion, they were $530 million. We have gone down in sales and they have gone down in sales. In the future both of us will go up again, there's no question about that. Their products are used in a very broad area. It's not only telephones.
                  They are used in power applications, in home appliance applications, wherever you have a question of converting the current from your 110 volt or 220 volts from your wall into any kind of a battery or any kind of device you have to go through rectifiers, from AC to DC and they are the strongest in rectifiers in the world, number one, tremendous. We believe this is very good for them and absolutely excellent for us.

J. Harris         Thank you.

Moderator         Our next question is from the line of Eric Gomberg with Thomas
                  Wiesel Partners. Please go ahead.

E. Gomberg        Congratulations on the General Semi acquisition.  If you
                  could just break out, if

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                  you have it there, the sales by end market and also if you have it by geography.

R. Grubb          We don't have that.  We're still putting it all together.
                  Why don't you give Bob Freece or myself a call later on after lunch today and we'll have that detail for you.

E. Gomberg        Okay.  Great.  Could you talk at all about the linearity
                  that you saw in this past quarter, some sense of was it a sequential fall off month by month or what did it look like?

Dr. Paul          In terms of sales or in terms of orders?

E. Gomberg        Well both.

Dr. Paul Basically May and June in terms of orders were weaker than April so it still was declining through the quarter. July now is kind of a stabilization but on a low level so it doesn't go down further it's a stabilization, if this answers your question.

E. Gomberg        At this point are you willing or do you have guidance for
                  the September quarter as far as where you think gross margins may go and what revenue will look like?

R. Grubb I think again, if you give Bob Freece or myself a call afterwards we will be guiding [sic] the analysts and the interested parties this afternoon.

E. Gomberg        With the General Semi acquisition should we expect any charges associated with it in terms of when we're going to see these synergies? I know it's a little early to be asking but if you have any thoughts on that.

R. Grubb We have our estimates of the General Semi synergies that are going to come about and we have our estimates about the restructuring that's going to have to be performed but all that will be booked prior to our taking over, the merger being complete. So it should have no effect on Vishay going forward other than to be positive.

E. Gomberg        Okay.  The last question, I know inventories obviously have come down among distributors do you have any better visibility or sense as to exactly what's going on with the EMS companies and their inventory positions and when they're going to come back into the market and order product from you?

Dr. Paul No detailed information. We just look at distribution necessarily. We have good data for distribution but they still suffer from high inventory. There's no question about it. I don't have really hard facts.

E. Gomberg        Thanks a lot and good luck.

Moderator         Our final question is from the line of Jim Rashudy with
                  Needham and Company. Please go ahead.

J. Rashudy        Good morning. With respect to General Semi, they traditionally have had a very strong presence in Asia Pacific and Japan. I wonder if you can comment on the benefits that you see with respect to perhaps expanding your business of your existing business in Asia Pacific with General Semi?

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Dr. Zandman       This is going to be very, very good for us. Any additional business in Japan is welcome and any additional business in the Far East in particular is very welcome. We have some 25% of our business in the Far East. Together with them I think that we are going to approach the 30% level, which we really should be. They are extremely strong in Asia and that's very, very good news for us.

J. Rashudy        Felix, what about some of their key end markets. General Semi has been pretty strong in the automotive market, you guys have as well but I wonder are there specific end markets where you think this is going to be a real plus for you?

F. Zandman        They're all complimentary really.  Additional strength in
                  automotive is good, in computers is good though the sales are low now, in white goods and brown goods it's good.
                  It's all very complimentary. There is one specific market, product-wise, rectifiers, which we are almost zero. This is going to open up completely in new areas for Vishay.
                  It's very important to us.

G. Paul Also Felix if I can add, they are strong in automotives as said and we in our Power MOSFETs we are not very strong in automotives we just wanted to start that. I do believe that there's a possibility.

J. Rashudy        Gerald, if I may one other question, you talked about in
                  response to another question about comparing this downturn with the previous downturn, what's the risk that the price pressure is going to be worse than what we're anticipating the 5% to 8% per quarter just given the fact that the downturn is more severe? Is it the fact that you feel the suppliers have not added as much capacity?

G. Paul We have added capacity but there's also limit to supplier's income. There's a limit. I do not believe that it will be harder price-wise and least it didn't turn out to be up to now than in the last downturn. You have no guarantee. There's no guarantee of costs but I think it's unlikely.

F. Zandman        There's one thing very good for Vishay though also in this area that we have no interest to pay, there is no debt to service in terms of interest, which makes for a situation whereby the company is strong by itself. There is nothing bleeding. It's just a matter of restructuring; of getting less and less people whenever it's necessary and hiring but we are extremely flexible on how to do that. So people are prepared as we say to do whatever has to be done.

Dr. Paul Also the inventories of customers are not endless. They also will have a demand. I'm sure they drive it down quite low with the experience they just had but then the request for new product is strong, which then slows down or even turns to the opposite.

Dr. Zandman       Usually traditionally when there is a very big drop there
                  is a strong rebound. We hope it's going to happen this time as well.

J. Rashudy        Gerald, do you think we're in the early stages of the
                  European business coming off or where do you think we are in terms of the European business?

Dr. Paul Europe follows America by half a year. This is the lesson of my professional life somehow. So far you are correct Europe is turning down now. The industrial segment of Europe is still quite strong.

Dr. Zandman       Europe does not produce any computers.

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Gerald            So I believe in principle yes, Europe is turning down now but
                  I don't think it will be as a steep downturn as in the United States and in Asia.

J. Rashudy        Okay.  Thanks very much.  Congratulations on the General
                  Semi news.

Dr. Zandman       Thank you.

R. Grubb Okay. Thank you very much for calling in. As I said before Bob Freece and myself will be available for phone calls afterwards and we appreciate the number of people who participate in this call is large, in excess of 300 people for telephone lines at least and we look forward to reporting on next quarter's earnings and any new developments that happen as we go through we will take care of getting in touch with people. Thank you very much.

Dr. Zandman       Thank you.

Moderator         Ladies and gentlemen this conference will be available for replay starting today August 1st at 1:30 p.m. Eastern and will last until August 5th at midnight. You may access the AT&T
                  Executive Playback Service at any time by dialing
                  800-475-6701. International participants please dial
                  320-365-3844 and the access code is 594873.

                  That does conclude your conference for today. We do thank you for your participation and you may now disconnect.

Additional Information
In connection with the proposed merger of Vishay and General Semiconductor, Vishay and General Semiconductor will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vishay and General Semiconductor with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Vishay's filings may be obtained by directing a request to Vishay Investor Relations at (610) 644-1300. Free copies of General Semiconductor's filings may be obtained by directing a request to General Semiconductor Investor Relations at (631) 847-3000.

Participants in the Solicitation
Vishay, General Semiconductor and certain of their respective directors, executive officers and other members of their management and employees may be considered to be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Vishay's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2001 Annual Meeting of Vishay Stockholders filed by Vishay with the Commission on April 23, 2001, and information concerning persons who may be considered participants in the solicitation of General Semiconductor's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2001 Annual Meeting of General Semiconductor Stockholders filed by General Semiconductor with the Commission on March 16, 2001.

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